DESCRIPTION OF CAPITAL STOCK

    The following statements contain, in summary form, certain information relating to the capital stock of the Company. They do not purport to be complete, and are qualified in their entirety by reference to the provisions of the Company's Second Restatement of the Restated and Amended Articles of Incorporation, as amended (the "Restated Articles") incorporated herein by this reference.

    The authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, no par value (the “Common Stock”), and 1,000,000 shares of Preferred Stock, no par value (the "Preferred Stock") of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares of Preferred Stock have been issued. The Company’s Restated Articles do not authorize any other classes of capital stock.

The Common Stock is the only class of capital stock of the Company registered under the Securities Exchange Act of 1934 as amended and it is registered under Section 12(b) thereof.

COMMON STOCK

    All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable. Holders of Common Stock have one vote for each share held and are not entitled to cumulate their votes for the election of directors. Until January 1, 2019, under the Iowa Business Corporation Act, the Board was required to be classified. However, starting with the company’s 2019 annual shareholders’ meeting, Iowa Code section 490.806B mandates that the board begin a phased declassification over a three-year period. In particular, Iowa Code section 490.806B requires that the staggered terms of the “Class I”, “Class II” and “Class III” directors elected or appointed prior to January 1, 2019 cease at the expiration of their then current terms, and that the terms of directors elected or appointed after January 1, 2019 expire at the next annual shareholders’ meeting following their election or appointment.

Common Stock is not subject to redemption by its terms although Common Stock may be repurchased by the Company at its discretion. The holders of shares of Common Stock do not have preemptive rights. Holders of shares of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to holders of Common Stock in the event of liquidation, dissolution, or winding up of the Company. The holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company.

PREFERRED STOCK

    The Board of Directors is empowered by the Restated Articles to issue, from time to time, one or more series of authorized Preferred Stock without shareholder approval. The authorized but unissued shares of Preferred Stock may be issued in series having such designations, preferences or rights, and having the qualifications, limitations or restrictions thereon, as may be fixed and determined by resolution of the Company's Board of Directors. Therefore, shares of series of Preferred Stock could have rights that would cause such shares to be superior to the Common Stock with respect to such matters as voting, dividends and liquidation.

    As noted above, the Restated Articles authorize a series of Preferred Stock designated Series A Serial Preferred Stock comprised of 250,000 shares. The Board created the Series A Serial Preferred Stock in April 2010 in connection with the Shareholder Rights Plan (the “Rights Plan”) that it adopted at the same time. The Series A Serial Preferred Stock was created having the specific designations, preferences and rights and having the specific qualifications, limitations and restrictions necessary to implement the Rights Plan. The Shareholder Rights Plan expired in April 2011 without any shares of Series A Preferred Stock having been issued. The 250,000 Series A Serial Preferred Stock remains authorized under the Restated Articles. Since the Rights Plan is expired, the Board does not anticipate issuing the Series A Serial Preferred Stock for which it was created.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 is the Registrar and Transfer Agent for the Common Stock of the Company.

CERTAIN PROVISIONS OF THE IOWA CODE, OUR ARTICLES OF INCORPORATION AND BYLAWS

Certain provisions of the Iowa Business Corporations Act (the “Act”), our Restated Articles and the Sixth Amended and Restated By-Laws (the “Bylaws”) summarized in the following paragraphs may have an anti-takeover effect. This summary is qualified in its entirety by reference to the Restated Articles, and the Bylaws incorporated herein by this reference.

Our Bylaws vest the power to call special meetings of stockholders in our board chair, by resolution approved by a majority of the entire board, or by the secretary of the Company following receipt of one or more written demands to call a special meeting of the shareholders from shareholders holding of record shares representing not less than 50% of the voting power of the outstanding shares of the Company. Shareholders are permitted under our Bylaws to act by written consent in lieu of a meeting.

To be properly brought before an annual meeting of stockholders, any shareholder proposal or nomination for the board of directors must be delivered to our secretary by the close of business not more than 120 and not less than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting; provided that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year’s meeting, written notice must be provided not less than 90 days nor more than 120 days prior to the date of the annual meeting or, if the first public announcement of the date of such advanced or delayed annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting is first made.

Our Bylaws contain “proxy access” provisions, which permit an eligible shareholder or a group of up to 20 eligible shareholders owning 3% or more of the Company’s outstanding shares of Common Stock continuously for at least three years to nominate and include in the Company’s annual meeting proxy materials, for any annual meeting of shareholders at which directors are to be elected, director nominees constituting up to the greater of (i) 20% of the total number of directors of the Company, or (ii) two individuals; provided that the nominating shareholder(s) and nominee(s) satisfy the requirements described in the Bylaws.

As noted above, the classified board is being phased out under “Common Stock”.

We are subject to Iowa Code section 490.1110 (“Section 490.1110”). In general, Section 490.1110 prohibits a publicly held Iowa corporation from engaging in various “business combination” transactions with any interested shareholder for a period of three years following the date of the transactions in which the person became an interested shareholder, unless: (i) the transaction is approved by the board of directors prior to the date the shareholder became and interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.